EXHIBIT 4.2

Yankuang Group Co., Ltd.

and

Yanzhou Coal Mining Co., Ltd.

Equity Transfer Agreement

on

Shandong Huaju Energy Co., Ltd.

October 24th, 2008

The Equity Transfer Agreement is made and come into force of this day of October 24th, 2008 in Zoucheng City, Shandong Province, between

The Transferor: Yankuang Group Co., Ltd., a limited liability company under the laws of PR China, a state owned enterprise with its registered office at 298 Fushan Road South, Zoucheng, Shandong PR China, 273500, its business license for an enterprise as a legal person registry number 370000018019807, and its legal representative of Geng Jiahuai;

and

The Transferee: Yanzhou Coal Mining Co., Ltd., a limited liability company under the laws of P.R. China, listing in Shanghai, Hong Kong and New York Stock Exchange, with its registered office at 298 Fushan Road South, Shandong P.R. China, 273500, its business licensee for an enterprise as a legal person registry number: 370000400001016, and its legal representative of Wang Xin.

Pursuant to Company Law of the People’s Republic of China, Contract Law of the People’s Republic of China and relative laws and regulations, the two parties, through friendly discussion, reach the agreement as below on The Transferee purchase the 74% equity interest (hereinafter referred to as “agreement equity”) held by The Transferor in Shandong Huaju Energy Co., Ltd. (hereinafter referred to as “Huaju Energy”):

Article 1 Equity transfer

(1)	Huaju Energy, a limited liability company under the laws of P.R. China, engaged in the business of supplying electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process, and manufacturing, selling electrical wires and cables, selling electrical and mechanical equipment, and authorized electrical facilities installation, maintenance and test. Its business license for an enterprise as a legal person registry number is 370000018085042 and the registered office at 459 Honghe Road Zoucheng, Shandong PR China, 273500. The Transferor, holding 74% equity interest in Huaju Energy, is the Controlling Shareholder of the company.

(2)	The Transferor agrees in accordance with the articles and terms of the Agreement to transfer the agreement equity to the Transferee. The Transferee agrees in accordance with the articles and terms of the Agreement to receive the agreement equity.

(3)	The Transferor hereby agrees to promote other shareholders of Huaju Energy give up any potential (whether in accordance with the articles of association of Huaju Energy or any other regulations) limits or rights that relevant to agreement equity transfer.

Article 2 Agreement equity transfer consideration

As fairly negotiated by the parties, the agreement equity transfer consideration is RMB593.2431 million.

Article 3 Conditions Precedent for the agreement becoming effective

Except as stipulated separately, the Agreement shall become effective upon the fulfillment of the following conditions:

(1)	The proper execution of the Agreement by the legal representatives or authorized persons of the parties;

(2)	All necessary approvals having been obtained by the parties for the execution of the Agreement and all ancillary documents, including but not limited to:

a.	Approval by the respective board of directors of the Transferor and The Transferee;

b.	Approval by the independent shareholders of the Transferee;

c.	Completion of all relevant legal procedures for transfer of the State-owned assets by the Transferor and confirmation that the Transferee is the authorized buyer in accordance with the relevant laws; and

d.	Approval by competent authority in charge of state owned assets transfer;

(3)	There being no material adverse changes in the business operations of Huaju Energy as at the effective date; and

(4)	All of the representations, warranties and undertakings by the Transferor and the Transferee under the Agreement remaining true, accurate, complete and effective on the Effective Date.

The day as all the prerequisites are fulfilled is the effective date. The parties shall cooperate to fulfill the prerequisites as soon as possible.

Article 4 the Completion of Agreement equity transfer

(1)	The day, on which Administration of Industry and Commerce for the registration of the agreement equity transfer completes, is the completion date of the agreement equity transfer.

(2)	Within 10 business days from the Effective Date (excluding the Effective Date), the parties shall apply to the Municipality Administration of Industry and Commerce for the registration of the agreement equity transfer.

(3)	The Completion Date shall not be later than 31 January 2009 or such other later date as may be agreed in writing between the parties.

(4)	From the completion day onward, pursuant to Chinese laws, regulations, the Transferee obtains the agreement equity and derivative rights and interests, and enjoys the rights and undertakes the responsibilities stipulated in the articles of association of Huaju Energy.

(5)

After the completion of the agreement equity transfer, between base date of agreement equity evaluation (July 31st, 2008) and the completion date of the agreement equity transfer, the benefits or losses from agreement equity are borne by The Transferee.

Article 5 the payment of the consideration

(1)	Within 10 business days after the Completion Date, the Transferee shall pay to the Transferor the Consideration of RMB 593.2431 million; and

(2)	The parties undertake all taxes and dues from the transfer in accordance with relevant laws.

Article 6 Representations, warranties and undertakings by the Transferor

(1)

The Transferor is a limited liability company under the laws of PR China, a state owned enterprise lawful holding the agreement equity. The Transferor does not, directly or indirectly, set any pledge or other right limit on the agreement equity. The Transferor has the right to transfer the agreement equity to The Transferee in accordance with the agreement, and gets approval by the authority of the Transferor, including without limitation approval by board of directors, and provides the Transferee with approval of the agreement and relevant legal documents;

(2)	Pursuant to Provisional Measures for the Administration of Transfer of State-owned Assets of Enterprises and relevant laws and regulations, the Transferor shall complete all relevant legal procedures for transfer of the State-owned assets, following the approved procedure stipulated by the measures, report to relevant authorities for approval;

(3)	Signing and execution of the agreement by The Transferor will not violent any of its legally binding contract or agreement;

(4)	Huaju Energy is an on-going concern incorporated under the laws of P.R. China as an independent legal entity;

(5)	Huaju Energy does not violate the existing Chinese laws, regulations, and does not receive any administrative punishment decisions, judgments or rulings made by court or arbitration body that have material impact on its production and operation;

(6)	Huaju Energy does not have any or potential significant litigation, claims, arbitration, administrative procedures or any legal procedures, and has fully paid all the taxes required as of the date the agreement is signed, and promise to fully pay all the taxes required between the agreement is signed to equity transfer;

(7)	The Transferor has taken or will take necessary action to obtain all consent, approval, authorization and permission for the signing and performance of the agreement;

(8)	The Transferor makes further promises to the Transferee as below:

i.	The Transferor guarantees that the financial and operation information on the balance sheet of Huaju Energy is true, accurate and complete;

ii.	The Transferor is willing to compensate all related losses and costs suffered by The Transferee incurred by any false, inaccurate and incomplete of the information in the Balance Sheet of Huaju Energy;

iii.	Huaju Energy hereby warrants that it has the right under the laws of the People’s Republic of China to own, use, enjoy the benefits of and dispose of the equity, and the related certificates and documentations are complete and free from flaw, and the said ownership and right of use are free from any lien or hypothec, and without any third party recourse;

iv.	After signing of this agreement and before the equity transfer, the Transferor shall not transfer equity stipulated in Agreement to the third party, or not dispose the equity directly or indirectly, or not attach the rights and interests of any third party. Such warranty shall come into effective from the date of the signing of the agreement;

Article 7 the Transferee’s statements, promises and guarantee

(1)	The Transferor is a legally organized and valid on-going concern under the laws of China, and capable and competent to sign and perform this Agreement.

(2)	To sign and execute this Agreement shall not violate or conflict with the Articles of Association or any agreements of the Transferee and any legal regulations;

(3)	The Transferee guarantees to pay The Transferee the said price of equity transfer in accordance with the provisions set forth herein this agreement;

(4)	The Transferee promises to do its utmost effort to obtain the necessary authorization and approval, and to assist the Transferor and Huaju Energy in registering such changes with the industrial and commercial administrative.

Article 8 the transitional Arrangements

The transitional period is from the date of signature of this Agreement to the equity transfer closing day. Both parties agree to maintain normal operation and management of Huaju Energy during the transitional period. The Transferor shall not make major personnel adjustment and disposal of assets, and not make the material changes beyond any normal operation of Huaju Energy without the written consent of the Transferee.

Article 9 Decision-making and management handover

Upon the completion of the equity transfer, The Transferee shall be become shareholders of Huaju Energy, enjoy the entitlement and bear the relative obligations. The Transferee is entitled to appoint Directors and Supervisor in accordance with the provisions of the Articles of Association of Huaju Energy, and take charge of management and operation of Huaju Energy. The Transferor shall make its best efforts to provide all necessary assistance, and hand over the relevant information and documents under its control.

Article 10 Confidentiality

Except the information disclosed as the requirements of the relevant laws, regulations, all information made available under this Agreement and provided by each party shall be kept in strict confidence by both parties. Even the performance of this Agreement is terminated due to any other reason or uncompleted, the obligation of confidentiality remains in force.

Article 11 Expenses

Unless otherwise agreed by the parties to this Agreement, each party shall bear its own expenses and other costs incurred in relation to the negotiation, drafting and implementation of this Agreement.

Article 12 employee arrangement plan

Both parties agree that the equity transfer only resolves the equity transfer of Huaju Energy, but does not involve in any proposals or requests for the reduction of staff or redirecting workers

Article 13 Settlement method of debts and credits

After the completion of equity transfer, debts and credits and other contingent liabilities of Huaju Energy shall still be enjoyed and borne by Huaju Energy.

Article 14 Breach of Agreement

In the event that the breach by any Party causes the other Party’s failure to perform or partial failure to perform this Agreement, the breaching party shall be liable for losses thus incurred.

Article 15 Modification and cancellation

After this agreement entering into force, neither Party shall without the previous consent in writing of the other party modify and cancel this agreement.

Article 16 Assignment

Neither Party shall without the previous consent in writing of the other party assign or transfer rights or obligations of this agreement thereof to the third party.

Article 17 Termination

This agreement shall be terminated before the completion of settlement in any of the following instances:

1. Both parties agree to terminate this agreement through negotiation.

2. In case that any prerequisites for the equity transfer listed in Article 3 can not be reached, The Transferee has the right to terminate the Equity Transfer Agreement.

3. If the Transferee finds any matter has significant adverse impact on Huaju Energy or The Transferee, or The Transferor made false statements or omitted any important matters, The Transferee has the right to unilaterally terminate this Agreement and does not assume any liability for default.

Article 18 Dispute resolution

1. Both parties shall by friendly consultation resolve the disputes concerning the validity, performance, default, rescission, indemnity and so on hereof

2. Where the disputes fail to be resolved, both Parties agree to submit the disputes to Jining Arbitration Commission for arbitration.

Article 19 Governing law

The concluding, performance and interpretation of this agreement and all concerning issues shall be governed by and construed by the related laws of the People’s Republic of China.

This Agreement shall have four copies of originals; Each Party shall hold two copies respectively. All the copies have equal legal effect.

(No Body Text below)

Signature Page (No Body Text on This Page)

The Transferor: Yankuang Group Co., Ltd
(Seal)

Legal Representative
/Authorized Representative
(Signature)

The Transferee: Yanzhou Coal Mining Co., Ltd.
(Seal)

Legal Representative
/Authorized Representative
(Signature)